EXHIBIT 99.1

Yamana Gold Reports First Quarter 2022 Results With Low Cost Performance Driving Strong Cash Flow Generation; Standout Quarters From Jacobina and Cerro Moro

TORONTO, April 27, 2022 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:AUY) (“Yamana” or the "Company”) is herein reporting its financial and operational results for the first quarter of 2022. Production totalled 238,617 gold equivalent ounces ("GEO")(2) at total cost of sales, cash costs(1) and all-in sustaining costs ("AISC")(1) of $1,212, $734 and $1,084 per GEO(2) respectively. The standout production results, combined with the low cost performance, underpinned the strong cash flow generation including $151.7 million in cash flows from operating activities and $197.3 million in cash flows from operating activities before net change in working capital. The Company expects free cash flow to increase quarter-over-quarter with the strongest free cash flow generation anticipated in the second half of the year, and in particular during the fourth quarter, which is expected to result in cash balances steadily increasing throughout the year.

FIRST QUARTER HIGHLIGHTS

Financial Results - Strong Earnings and Cash Flow Generation

  First quarter net earnings(3) of $57.8 million or $0.06 per share basic and diluted. Adjusted net earnings(1)(3) of $83.6 million or $0.09 per share basic and diluted.
  Cash flows from operating activities of $151.7 million and cash flows from operating activities before net change in working capital increased 7.6% year-over-year to $197.3 million.
  Net free cash flow(1) and free cash flow before dividends and debt repayments(1) of $111.8 million and $34.7 million, respectively.
  Cash and cash equivalents totalled $516.4 million(6). The Company has $750.0 million in available credit.

Production Results - Standout Quarter from Jacobina and Cerro Moro

  Production of 238,617 GEO(2) was in line with plan despite a lower gold to silver ratio. With the budget gold equivalent ratio, GEO(2) production would have exceeded plan. Quarterly GEO(2) production increased year-over-year from strong gold production and the exceptional performance from Cerro Moro which produced 44,801 GEO(2), an increase of 27% year-over-year.
  Gold production of 210,533 ounces exceeded plan, following standout performances from Jacobina with 47,124 ounces, El Peñón with 41,330 ounces and Cerro Moro with 25,254 ounces. March was a standout month for Jacobina, with the mine achieving record monthly production and throughput.
  Silver production of 2,198,669 ounces exceeded plan, following the exceptional performance from Cerro Moro.

Cost Results - Low Cost Quarter, Maintaining Solid Margins

  First quarter total cost of sales, cash costs(1) and AISC(1) of $1,212, $734, and $1,084 per GEO(2) respectively. Total cost of sales and AISC(1) were lower than plan, despite the first quarter being the lowest planned production quarter of the year, and the lower than plan and guidance gold to silver ratio which also impacted GEO(2) production. The Company continues to monitor the impact of inflationary pressures on its cost structure and notes that in the first quarter, the price of certain consumables, primarily diesel and mill balls, increased while certain others have remained relatively constant. Furthermore, higher base metal prices have had a positive impact on by-product credits allocated to GEO(2) costs. The impact of inflation on costs remains uncertain mostly because it is unclear if the geopolitical events that have occurred since the Company provided its guidance earlier in the year, which have driven price increases on certain items, will continue, or whether the events will continue to impact the price of those items. Equally, in the first quarter, the Company successfully mitigated inflationary trends through productivity improvements and overall, as aforementioned, costs in the first quarter were lower than plan and in line with guidance. While the Company plans to increase capital spending in each of the following quarters, as compared to the first quarter, this will coincide with increases in production and generation of cash flows and free cash flows. Further, the Company notes that cash flows in the second half of the year will also increase as higher income tax installments will have been paid, as normal, in the first half of the year.

Capital Allocation

  The Company employs a balanced approach to capital allocation, which is expected to generate significant and growing cash balances during the guidance period. The cash balances are expected to be more than sufficient to finance and support the Company's planned growth campaign, while maintaining financial strength, and strengthening and increasing returns of capital to shareholders through dividends and share buybacks. To achieve this, the Company employs a disciplined capital spend framework during the guidance period with a target of $150 per GEO(2) of sustaining capital and net expansionary capital to not exceed $175.0 million per year on average. The Company expects to be in a position to further consider its cash return level later this year.

Health, Safety and Sustainable Development

  The Company's Total Recordable Injury Rate for the first quarter 2022 was 0.75(4). We have modified our reporting to align with our financial reporting standards, which includes our wholly-owned operations, exploration projects, development projects (Wasamac and MARA), proportional consolidation of Canadian Malartic (50%), and closed projects. For comparison purposes, the corresponding full-year 2021 result was 1.07.
  As of April 5, 2022 more than 99%(5) of the Company's employees and contractors at its wholly-owned operations and exploration projects have received at least one dose of a COVID-19 vaccine and more than 96%(5) have received two doses. Approximately 76%(5) of workers have received a third dose booster shot.
  The Wasamac project opened a dedicated community relations office in Evain, QC to further enhance and bring focus to its commitment to open and transparent dialogue with host communities and the broader group of stakeholders.
  As part of the continuing implementation of its Climate Action Strategy, the Company completed its inaugural Climate Action Report disclosing information on the recommendations of the Task Force on Climate-related Financial Disclosures ("TCFD"), which was published on the Company's website at www.yamana.com on April 11, 2022. The report builds on the Company’s 2021 climate action work and includes information on the Company’s approaches to climate governance, strategy, risk management, and targets, metrics and performance. The report also describes how the Company will achieve its 1.5ºC science-based target compared to pre-industrial levels by 2030. The Company is well positioned to achieve its 2030 climate action target with only modest expenditures. The transition of Cerro Moro from high-cost diesel-generated electricity to wind power is the most attractive and compelling of several viable greenhouse gas reduction options. The conversion of approximately 50% of Cerro Moro's electricity requirements from diesel to wind power would meet the greenhouse gas emission reductions required between now and 2030 to achieve the Company's 1.5ºC science-based target. Further, it is expected that the transition to wind power would reduce operating costs, expand mineral reserves and mine life. A detailed evaluation, including a third-party feasibility study of this opportunity is underway. The third-party study to finalize the Company's evaluation of wind power indicates there should be a sufficient and sustainable supply of power as the Cerro Moro area of southern Argentina is considered one of the best on-shore locations in the world for wind energy. The results of the alternative power analysis will be considered in the plant expansion pre-feasibility and heap leach studies to explore synergies between the projects. Work will continue during 2022 to progress other climate action objectives, including advancing the evaluation of other operational projects to reduce greenhouse gas emissions and estimation of our Scope 3 emissions.

OPERATING RESULTS SUMMARY

	For the three months ended March 31, 2022
	Gold Production	Silver Production	GEO(2) Production	Total cost of sales per GEO(2) Sold	Cash Cost(1) per GEO(2) Sold	AISC(1) per GEO(2) Sold
Canadian Malartic (50%)	80,509	—	80,509	$1,323	$782	$967
Jacobina	47,124	—	47,124	$859	$530	$747
Cerro Moro	25,254	1,530,686	44,801	$1,295	$837	$1,122
El Peñón	41,330	667,983	49,866	$1,108	$706	$996
Minera Florida	16,317	—	16,317	$1,662	$893	$1,341
Total	210,533	2,198,669	238,617	$1,212	$734	$1,084

	For the three months ended March 31, 2021
	Gold Production	Silver Production	GEO(2) Production	Total cost of sales per GEO(2) Sold(7)	Cash Cost(1) per GEO(2) Sold	AISC(1) per GEO(2) Sold
Canadian Malartic (50%)	89,550	—	89,550	$1,076	$595	$871
Jacobina	43,102	—	43,102	$918	$643	$770
Cerro Moro	16,210	1,309,103	35,240	$1,304	$784	$1,114
El Peñón	31,437	816,144	43,277	$1,250	$785	$1,103
Minera Florida	20,818	—	20,818	$1,449	$898	$1,203
Total	201,117	2,125,247	231,988	$1,161	$698	$1,045

OPERATIONS UPDATE

Canadian Malartic

Canadian Malartic had a strong first quarter, producing 80,509 ounces in line with plan. As previously guided, the mine is expected to have lower production and throughput in 2022, relative to 2021, optimizing cash flows.

Total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis for the quarter were impacted by the increased waste tonnes moved and lower production as contemplated by the mine plan and life of mine sequence.

Jacobina

Jacobina had an exceptional first quarter and delivered quarterly gold production of 47,124 ounces, while achieving record monthly gold production of 17,603 ounces in March. The production results exceeded plan driven by higher ore tonnes mined. Underground mine development work is in line with the mine plan at 1,500 metres per month to gain access to new mining panels, and together with the higher ore tonnes mined, provides additional flexibility through the development of stockpiles supporting the higher throughput expected from the ongoing phased expansion. Production for 2022 is expected to increase for the ninth consecutive year, a trend that is expected to continue in the coming years, as a result of the phased expansion strategy and the exploration programs aimed at generating significant value from the remarkable geological upside of the property.

Cerro Moro

Cerro Moro had an exceptional quarter, producing 44,801 GEO(2) comprising 25,254 ounces of gold and 1,530,686 ounces of silver. Production continued to benefit from access to additional mining faces, which supported the increase in mill feed coming from higher-grade underground ore, which accounts for over 70% of the now- stabilized throughput.

The opening of more mining faces and resultant increase in mill feed coming from higher-grade underground ore continued in the first quarter with Zoe contributions becoming more prevalent, and this trend is expected to continue during 2022. During the first quarter, most of the ore delivered to the plant came from Escondida Far West, Zoe, Escondida Central and Escondida West. Over the past year, Cerro Moro has optimized the operation of the processing plant to increase daily throughput to approximately 1,100 tpd. With improvements to mine development and flexibility, the Company anticipates maintaining a more balanced quarterly production profile over the year.

Total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis during the first quarter were $1,295, $837, and $1,122, respectively, all well below guidance, as a result of the exceptional production observed.

El Peñón

El Peñón had a strong first quarter, with GEO(2) production of 49,866, comprising gold production of 41,330 ounces, and 667,983 ounces of silver. As planned, operations entered high gold grade zones during the first quarter which contributed to the solid gold production results. The Company expects that gold production will remain stable throughout the year, but a strong second half of 2022 will account for approximately 60% of silver production. Due to mining sequence and the mining of the Providencia Sur, Dorada SW and Flat zones, an increase in higher silver grade is anticipated. In addition, the higher silver grade zone Chiquilla Chica is scheduled to begin production at the beginning of June. The first step to unlock the opportunity to leverage the existing processing capacity at the mine and increase production was to establish additional mining sectors. The development of La Paloma, Quebrada Colorada Sur and Pampa Campamento Deep was an important component of that strategy; accessing these new areas has now provided increased mining flexibility. With improved access now in place, and development rates able to support throughput, the Company expects higher production to come in the following quarters predominantly driven by higher grades.

Quarterly total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis of $1,108, $706, and $996, respectively, were all lower year-over-year, as a result of the current period's planned and previously-disclosed higher development rates, that facilitated access to additional mining areas. Mine development is currently occurring at a rate that exceeds 3,000 metres per month.

Minera Florida

Minera Florida reported gold production of 16,317 ounces during the quarter, in line with plan. Minera Florida's production was modestly impacted early in the quarter as a result of a previously disclosed labour action which has been resolved and resulted in a new long term collective bargaining agreement. The mine has normalized production levels and therefore is on target for the annual production guidance. During the past year, Minera Florida has seen improved operational efficiency and reduced haulage distances as a result of re-establishing ore passes. Internalization of mining activities, ongoing optimization of the haulage infrastructure, and increasing disposal storage of development waste into underground voids will further improve mine productivity going forward. A review of the processing plant in the first quarter identified several opportunities to increase recovery. Management is prioritizing these opportunities, focusing on the initiatives that can be implemented quickly with minimal investment.

Total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis during the quarter were $1,662, $893, and $1,341 respectively. Costs are expected to improve throughout the year due to higher grades, and higher silver and zinc by-product credits.

CONSTRUCTION, DEVELOPMENT AND ADVANCED STAGE PROJECTS

Wasamac Advancing Bulk Sample Permitting and Continuing Positive Exploration Results

During 2021, the Company made a positive development decision on its wholly-owned Wasamac project in the Abitibi-Témiscamingue region of Quebec, Canada. Wasamac solidifies the Company’s long-term growth profile with a top-tier gold project in a region where Yamana has deep operational and technical expertise and experience.

During the first quarter, the Company continued to advance the bulk sample permitting process for Wasamac and expects to obtain the required approvals in the first quarter of 2023. The bulk sample permit would allow construction to commence on the ramps, enabling earlier access to the deposit to increase the level of confidence in metallurgical and geotechnical assumptions and optimize the processing flow sheet and mining sequence. Construction on surface facilities to support the ramp development activity and associated environmental requirements would also advance. The Company anticipates that a detailed update will be provided mid-year.

The bulk sample was not considered in the feasibility study base case and initiating the process has the potential to further enhance the economics and mitigate risks of the project. Additional benefits of the bulk sample include:

  Build production-ready models for the grade, recovery, and geotechnical aspects of the project, to support the first three years of production.
  Capture opportunities to optimize the processing performance, as preliminary results of optimization studies indicate the potential to improve average gold recovery by 3%, and up to 5.5% for certain zones of the deposit.
  Confirm stope stability parameters to optimize stope dimensions, backfilling strategy and mining sequence while contributing to ensuring a safe working environment.
  Establish drilling platforms to perform delineation and exploration drilling at Wasamac, Wildcat and new zones from underground.

Exploration activities progressed as planned during the first quarter, with a focus on infill drilling on the Wasamac resource, with 11,914 metres in 20 drill holes completed. As previously reported in the April 4, 2022 press release 'Yamana Gold Announces Positive Exploration Results, Underpinning Strategic Upside At El Penon, Odyssey And Wasamac, Announces Completion of TCFD Climate Action Report Relating to Recently Announced Climate Action Strategy, And Notes Investor Day On April 5', drill hole highlights from infill drilling continue to demonstrate the wide consistent nature of mineralization along the Wasa shear zone, including estimated true width intercepts: WS-21-556 with 3.17 g/t of gold over 14.78 metres; WS-21- 539 with 3.41 g/t of gold over 5.02 metres; and WS-21-532 with 2.30 g/t of gold over 16.71 metres. Three drill rigs are currently operating to advance the infill drilling program. Drilling completed in the first quarter also included 4,734 metres of geotechnical drilling in 14 drill holes, advancing geotechnical work.

Exploration drilling completed in the first quarter totaled 1,035 metres in two drill holes completed at the Wildcat and Wildcat South regional targets. Wildcat South is a magnetic anomaly discovered by a recently completed, property wide high-resolution (25 metre) helicopter-borne magnetic survey covering 2,992 line-kilometres. As previously reported in the December 1, 2021 press release 'Yamana Gold Announces The Discovery Of New Mineralized Zones At Wasamac And Provides An Update On Its Growth Projects', drill hole WS-21-524 intercepted two new mineralized zones, including an upper mineralized interval that returned 7.31 g/t of gold over an estimated true width of 3.37 metres at a downhole depth of 402.93 metres and further down hole, two mineralized intervals within a 30 metre wide chlorite-sericite-pyrite altered shear zone returning assays of 2.3 g/t of gold over a core length of 0.60 metres and 1.3 g/t of gold over a core length of 0.30 metres. In addition, work completed during the first quarter included the relogging and resampling of 19 historic drill holes as part of ongoing campaign of sampling of select, previously unassayed, historic drill hole intervals hosting stockwork style mineralization, to assess for their potential to contribute to the mineral resource base. Work on the Francoeur property during the quarter included ongoing modelling and compilation of drilling and other historic data. Field work is planned to start at Francoeur in the second quarter, including mapping and surface sampling and target definition in preparation for exploration drilling.

Wasamac is envisaged to have a production platform of 200,000 ounces per year with AISC(1) below $850 per ounce over a mine life of at least 15 years.

The Odyssey Project Advancing on Schedule

Yamana and Agnico Eagle Mines Ltd., who each hold a 50% interest in the Canadian Malartic General Partnership, owner and operator of the Canadian Malartic mine, announced a positive construction decision for the Odyssey underground project at Canadian Malartic on February 11, 2021.

Following significant advancement of the project in 2021, the Odyssey team is focusing on two key milestones:

  Initiation of shaft sinking by the fourth quarter of 2022
  First gold production from Odyssey South in the first quarter of 2023

The project continues to be on budget, and on schedule with the Company providing the following updates:

  The concrete pour to construct the 93-metre-tall headframe was completed on schedule in the fourth quarter of 2021, in preparation for shaft sinking slated to begin in the fourth quarter of 2022. Structural steel installation inside the headframe is ongoing. The production shaft will be 6.5 metres in diameter and 1,800 metres deep, with the first of two loading stations at 1,135 metres below surface. Construction of the temporary hoist building and waste silo is on schedule.
  Ventilation is now provided directly through a fresh air raise to surface and two bays in the maintenance garage are now available.
  As an employer of choice in the Abitibi, the Odyssey project is successfully building a highly skilled team and development rates are planned to continue increasing throughout the year.
  Priority continues to be placed on the main ramp and also the level 16 exploration drift for infill drilling of the Odyssey South and Internal zones. The compressor building is expected to be completed in the second quarter and construction of the paste fill plant and 120 KV power distribution line are on schedule to support the Odyssey South stoping sequence.
  Decree amendment and the mining lease process continue to be on target and all required permits to commence production from Odyssey South are expected by the end of 2022.

With a significant production platform, material cash flow generation and a prominent position within Quebec’s Abitibi District, Canadian Malartic will remain one of the Company’s cornerstone assets and one of the more prolific and generational mines in the world, particularly as the Odyssey mine is developed and comes into production. The Company is taking a disciplined approach to the development of Odyssey with a conservative outlook for initial throughput and production. While the Odyssey mine is expected to initially process 20,000 tonnes per day and produce 500,000 to 600,000 ounces per year, based on the current mine plan, the Company recognizes that there is a large inventory of ounces that is not currently in the mine plan. Odyssey ores will be processed through a plant with an original design capacity of over 55,000 tonnes per day, processing closer to 60,000 tonnes per day, which far exceeds the initial expected throughput of Odyssey. The plant was designed for the larger open pit operations that will end later this decade, and while the Company will scale the plant to the level required for the underground operations, that plant capacity will always be there. The Company’s approach at its other mines has been to conduct extensive exploration which provides flexibility to maximize and increase throughput, and a similar approach will be taken with Odyssey, where delineation of extensions of underground mineralized zones and new zones of mineralization is already occurring. The extension of East Gouldie and discovery of Titan are examples of these underground exploration successes and opportunities. The Company’s efforts at Camflo, East Amphi and Rand provide potential to add tonnage and production. The Company firmly believes that in its 10-year outlook period, these efforts will lead to more mining areas that will allow the Company to take advantage of available plant capacity, resulting in ore processing that will exceed 20,000 tonnes per day, and sustainable production will then significantly exceed the initial production plan of 500,000 to 600,000 ounces per year.

Jacobina Expansion Strategy

The Company’s expansion strategy at Jacobina is well advanced and the Company anticipates that the low-cost operation will have a mine life that exceeds several decades, taking reserves and high conviction mineral resources into consideration. Production is expected to materially increase with phased expansions providing a pathway to sustainable production of 350,000 ounces per annum. This will increase the already excellent cash flow generation of the mine and deliver meaningful value. With well-below average costs at Jacobina, cash flows exceed those from mines that produce significantly, and as much as fifty per cent, more ounces. The mine currently has a reserve life of over 15 years plus a pipeline of resources and exploration targets that we believe will further extend mine life. Work performed since 2019 has allowed for the systematic exploration of the Company's large land package in the Jacobina district, which covers 155 kilometres of exploration potential, allowing for the definition of a fourteen-kilometre long belt of gold-bearing conglomerate located north of the mine complex and also extending the known mineralized reefs south of João Belo in a continuous area extending 2,200 metres. Further areas have been identified during reconnaissance exploration programs. Work will continue to define mineralized reefs exposed on surface and follow up with drill testing targeting both extensions of the mine complex and new standalone mine targets. Consequently, the Company sees significant opportunities to grow its regional presence and continue to build the world-class Jacobina Complex.

The Phase 2 expansion is progressing ahead of schedule and the mine is now expected to achieve the Phase 2 throughput objective approximately one year ahead of schedule, by the middle of 2022. Throughput in the first quarter averaged 7,850 tpd, a 3% increase over the previous quarter. During the fourth quarter of 2021, Jacobina received the expansion permit, allowing throughput to increase to 10,000 tpd, as announced in the December 6, 2021 press release “Yamana Gold Receives Permit at Jacobina, Initiating Ramp Up of Phase 2 Expansion, Expects Fourth Quarter Company Wide Production to Exceed 270,000 GEO With Costs Tracking to Be the Lowest of the Year”. Receipt of the permit not only marks a significant milestone in the Phase 2 ramp up to 230,000 ounces of gold per year, but also facilitates the future Phase 3 expansion to increase production up to 270,000 ounces per year.

With the Phase 2 expansion advancing ahead of schedule, the Company is now pursuing the Phase 3 expansion to 10,000 tpd through continued incremental debottlenecking. With the permit to 10,000 tpd already in hand, Phase 3 is expected to increase gold production to approximately 270,000 ounces per year by 2025 with a modest capital expenditure of $20 million to $30 million.

The Phase 4 expansion, of up to 15,000 tpd, would increase gold production in excess of 350,000 ounces per year. To achieve the target throughput rates, a third grinding line would be added as well as an expansion of the leaching and CIP circuits. As the third ball mill was originally planned as part of the Phase 2 Feasibility Study, engineering for Phase 4 is well advanced. A comprehensive plan, aligning the processing plant, underground mine, and tailings management strategy, while managing capital expenditures and cash flow, is underway.

The Company is further evaluating the strategic options and direction related to Jacobina and the significant exploration that is available along the greenstone belt which hosts the mine. Jacobina is being envisioned as a complex of multiple mines, and more emphasis is being placed on regional and generative exploration.

Cerro Moro Scalable Plant and Heap Leaching Upside Opportunities

Cerro Moro has a significant inventory of lower-grade veins that are not fully reflected in the current mineral reserves and mineral resource statements, many of which are wider than the veins currently being mined. Drilling of these lower-grade veins was not typically followed up with infill drilling in the past as the mineralization is below the current cut-off grade. Cerro Moro was developed as a high-grade, low-tonnage operation but, from the beginning, the Company has considered alternative processing options to allow for economic extraction of lower grade mineralization, including:

  a scalable plant, where the front end of the plant anticipates higher 2,000 tpd tonnage, with the expectation of modest capital requirement to achieve this objective, heap leaching of near-surface, lower-grade material to supplement other production.

During the first quarter, Yamana advanced the plant expansion study. Similar to the approach that has proven successful at Jacobina, the Company is considering a low-risk, phased expansion for Cerro Moro with quick payback from the initial phase used to fund subsequent phases. As such, the Company is considering using fine screens instead of cyclones for classification to improve the efficiency of the existing ball mill. Combined with a slightly coarser grind size, this initial phase is expected to increase throughput to at least 1,500 tpd, a 40% to 50% increase in capacity, without impacting gold and silver recoveries. The incremental capacity could be used for processing of lower grade mineralization, which is expected to increase annual gold and silver production, and in turn reduce fixed costs per unit at the mine, as those costs would be distributed over additional ounces. Preliminary analysis based on current operating data indicates that the existing crushing and flotation circuits are adequate for the higher throughput rate and reconfiguration of the leaching circuit could achieve the target throughput without requiring additional leach tanks. Upgrades to the concentrate thickener, clarifying filters, flocculant make-up system, and pumping would likely be required. The capital cost of this initial phase is estimated at a modest $15 million to $20 million. Many of the upgrades in phase 1 expansion would be sufficient for a second expansion phase to increase plant throughput to approximately 2,200 tpd, double the existing capacity, further increasing production and reducing operating unit costs. Capital estimates for the phase 2 expansion are also $15 million to $20 million, for a total capital investment over the two expansion phases estimated at $30 million to $40 million. The Company is currently evaluating two options for phase 2 expansion, the addition of a high pressure grinding rolls ("HPGR") unit before the existing ball mill or the addition of a regrind unit. An expansion of the flotation circuit would also be required. The Company is undertaking additional test work to confirm the optimal flow sheet option and will advance the selected phase 1 and phase 2 expansion options to a pre-feasibility study level, expected for completion in early 2023.

Positive exploration results achieved throughout 2021 successfully replaced depletion of mineral reserves for the first time, as reflected in increased mineral reserves and mineral resources at year-end, turning the corner for the operation. Significantly, the expansion of higher-grade veins, both within the core mine at Zoe and Martina, and outside the core mine at Naty, extends the Cerro Moro mine life at the current gold equivalent feed grade and existing throughput rate of approximately 1,100 tonnes per day. Additional high-grade targets identified in 2021 provide a pipeline of opportunities for continued mineral reserves replacement going forward which supports the plant expansion opportunity. Lastly, at a higher level of throughput, the Company may be able to create a greater inventory of mineral resources. Current exploration budgets are designed to allow for the replacement of not only mining depletion but the annual addition of inferred mineral resources for a constant pipeline of high quality mineral resources for an ongoing annual conversion to mineral reserves.

In parallel, a technical study on the potential heap leach project is underway following promising results from metallurgical testing conducted in 2021. Conceptual capital and operating cost estimation is expected to be completed in the second quarter, and an initial mineral inventory estimate, based on results from 2021 drilling, is planned for mid-2022. The results of testing indicate good potential for leaching of both oxidized near-surface vein material, zones with hypogene oxides (hematite) and some low sulphide gold-bearing veins, with extractions from column leaching averaging 68.6%. Gold recoveries at the Domos La Union and Michelle zones were particularly impressive, averaging 85.6% and as a result, exploration is focusing on these zones, with an objective of defining a heap leachable inventory of 5 to 8 million tonnes. Conceptual engineering for a 5,000 tpd heap leach operation commenced in the fourth quarter. A conventional heap leach configuration is envisaged with three stages of crushing. The leach pad, solution storage ponds, and Merrill-Crowe plant are conceptually planned to be located approximately 2 kilometres east of the current tailings storage facility. Average feed grade is estimated at approximately 1.0 to 1.4 g/t of gold, adding 45,000 to 65,000 ounces of gold production per year in addition to gold and silver production from the existing processing plant.

As Cerro Moro’s mineral inventory increases, the Company will evaluate its options for alternative sources of power, which include a connection to the grid and wind power. Both options are expected to improve costs and further reduce greenhouse gas emissions, thereby accelerating the achievement of the Company’s 1.5ºC science-based carbon emissions reduction target.

The transition of Cerro Moro from high-cost diesel-generated electricity to wind power is the most attractive and compelling of several viable greenhouse gas reduction options. The conversion of approximately 50% of Cerro Moro's electricity requirements from diesel to wind power would meet the greenhouse gas emission reductions required between now and 2030 to achieve the Company's 1.5ºC science-based target. Further, it is expected that the transition to wind power would reduce operating costs, expand mineral reserves and mine life. A detailed evaluation, including a third-party feasibility study of this opportunity is underway. The third-party study to finalize the Company's evaluation of wind power indicates there should be a sufficient and sustainable supply of power as the Cerro Moro area of southern Argentina is considered one of the best on-shore locations in the world for wind energy. The results of the alternative power analysis will be considered in the plant expansion pre-feasibility and heap leach studies to explore synergies between the projects.

The objective at Cerro Moro is to create a sustainable ten-years of production of at least 160,000 GEO(2) per year, and up to 200,000 GEO(2) per year. If the Company successfully develops both the plant expansion and heap leach projects, which represent significant upside opportunities, along with conversion of the exploration targets to mineral resources, Cerro Moro could produce at least 200,000 GEO(2) per year.

MARA Project Advances

The MARA Joint Venture held by the Company (56.25%), Glencore International AG (25%) and Newmont Corporation (18.75%) continues to advance engagement with local communities and stakeholders, and progress the feasibility study and the permitting process. The pending feasibility study will provide updated mineral reserves, production and project capital cost estimates, and is being overseen by the Technical Committee comprised of members of the three joint venture companies. The engineering effort for the feasibility study is expected to be completed by the end of 2022 and the finalized report in early 2023.

MARA is the combined project comprised of the Agua Rica site, Alumbrera site, as well as the Alumbrera plant and ancillary buildings and facilities, and will rely on processing ore from the Agua Rica mine at the Alumbrera plant. The project design minimizes the environmental footprint of the project, incorporating the input of local stakeholders. MARA is planned to be a multi-decade, low-cost copper-gold operation with annual production in the first ten years of 556 million pounds of copper equivalent(8) and a life of mine annual production of 469 million pounds of copper equivalent on a 100% basis. MARA will be among the top 25 copper producers in the world when in production, and is one of the lowest capital intensity copper projects globally.

Work during the first quarter of 2022 focused on continuing the progress in 2021: advancing the feasibility study engineering, mine design and planning, metallurgical and geotechnical drilling campaigns, field work at site, baseline social and environmental studies, as well as permitting and working with local stakeholders. The field work plan continues, with the drilling campaign now covering the Agua Rica infrastructure and is expected to be completed by the third quarter of 2022.

The MARA project represents a significant strategic value opportunity and a solid development and growth project. The Company intends to pursue all available avenues to continue to advance and unlock its value through its controlling interest.

EXPLORATION

During the first quarter, exploration drilling and other field activities were carried out as planned in most jurisdictions, as COVID-19 prevention, monitoring, testing, as well as the high levels of employee and contractor vaccination rates, continued to have a positive impact across the Company’s operations.

The Company is continuing to advance its regional exploration projects, with particular focus being placed on Jacobina and Lavra Velha, which currently represent the best opportunities for advancement of the goals of the generative exploration program. Drilling activities continued in the first quarter in Brazil at Lavra Velha and Jacobina Norte. Field activities also advanced at the Company’s Ivolandia, Colider and Arenopolis projects, with collection of soil and rock samples and geological mapping at several targets. An airborne geophysical survey flown over a 210 square kilometre area at Ivolândia was completed during the first quarter, and survey data integrated with other project data, is anticipated will generate new exploration targets.

Exploration in Chile in the first quarter included surface evaluation and target development on several early-stage Yamana projects in several mineral belts, evaluation of select third party opportunities, and regional targeting efforts. Surface samples collected during the quarter across all projects in Chile totaled 618 rock and 215 soil and stream sediment samples. 97 days of geological mapping were completed. Select projects may be advanced in 2022.

In Argentina, field work in the first quarter at the Companies Las Flechas property included collection of 901 soil and 53 rock samples and geological mapping of key targets in preparation for drilling to test breccia-related high-sulphidation epithermal gold and porphyry copper gold targets, rescheduled for the first quarter 2023. Additional exploration work conducted in Argentina in the first quarter included surface evaluation and target development on several early-stage Yamana projects, regional targeting programs, and evaluation of third party properties.

At Monument Bay, Manitoba, results from the recently completed deep drilling program are being evaluated with planning for the next steps for the project. Exploration drilling continued at the recently acquired advanced Wasamac property, in the Abitibi-Témiscamingue region, Quebec, where ongoing infill drilling continues to demonstrate the wide, consistent nature of mineralization at the Wasa deposit, and ongoing exploration drilling has identified new zones of mineralization at the Wildcat South target. Initial field work completed in 2021 on the recently developed Orogen Royalties Inc. Nevada Alliance and Raven-Callaghan property option is being reviewed in preparation for a planned 2022 program, to start in the second quarter.

FINANCIAL SUMMARY AND KEY STATISTICS

Key financial and operating statistics for the first quarter 2022 are outlined in the following tables.

(In millions of United States Dollars, except for per share and per unit amounts)	Three months ended March 31
	2022	2021
Revenue	$441.9	$422.0
Cost of sales excluding depletion, depreciation and amortization(7)	(179.2)	(172.1)
Depletion, depreciation and amortization	(108.7)	(100.4)
Total cost of sales(7)	(287.9)	(272.5)
Temporary suspension costs(7)	(5.7)	—
Mine operating earnings	148.3	149.5
General and administrative expenses	(23.1)	(18.3)
Exploration and evaluation expenses	(5.0)	(6.1)
Net earnings attributable to Yamana equity holders	57.8	54.7
Net earnings(3) per share - basic and diluted(i)	0.06	0.06
Cash flow from operating activities	151.7	160.2
Cash flow from operating activities before changes in non-cash working capital(ii)	197.3	183.4
Revenue per ounce of gold	$1,878	$1,793
Revenue per ounce of silver	$22.23	$26.78
Average realized gold price per ounce(1)	$1,878	$1,793
Average realized silver price per ounce(1)	$23.69	$25.66

(i) For the three months ended March 31, 2022, the weighted average number of shares outstanding was 960,307 thousand (basic) and 961,133 thousand (diluted).
(ii) Net change in working capital movement was a cash outflow of $45.6 million for the three months ended March 31, 2022. Working capital for the quarter was impacted by several items including increases in inventories at certain mines, due to higher material and supply levels to mitigate current geopolitical conflict risk, stockpiling strategies and timing of finished goods inventory sales, decreases related to settlement of year-end trade and other accruals during the first quarter and the timing of collection of indirect tax credit recoverables and payments related to prepaids and advances.

Reconciliation of Net Earnings(3) to Adjusted Net Earnings(1)(3)

(In millions of United States Dollars, except per share amounts, totals may not add due to rounding)	Three months ended March 31
	2022	2021
Net earnings(3)	$57.8	$54.7

Adjustments(3)
Non-cash net foreign exchange losses	$21.9	$6.6
Share-based payments/mark-to-market of deferred share units	7.4	(3.2)
Mark-to-market gains on derivative contracts, investments and other assets and liabilities	—	(0.6)
Gain on discontinuation of the equity method of accounting	—	(1.1)
Temporary suspension costs	5.7	—
Standby and other incremental COVID-19 costs	4.7	8.2
Variable consideration adjustment - stream revenue and accretion	3.8	(1.5)
Other provisions, write-downs and adjustments	3.0	0.7
Non-cash tax on unrealized foreign exchange losses	(19.2)	6.5
Income tax effect of adjustments	(3.8)	—
One-time tax adjustments	2.3	(1.6)
Total adjustments(3)	$25.8	$14.0

Adjusted net earnings(3)	$83.6	$68.8

Net earnings(3)per share	$0.06	$0.06
Total adjustments(3)per share	$0.03	$0.01
Adjusted net earnings(3)per share	$0.09	$0.07

For a full discussion of Yamana’s operational and financial results, please refer to the Company’s Management’s Discussion & Analysis and Consolidated Financial Statements for the period ended March 31, 2022, which are available on the Company's website at www.yamana.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

First Quarter 2022 Conference Call

The Company will host a conference call and webcast on Thursday, April 28, 2022, at 8:30 a.m. ET.

Toll Free (North America):	1-800-806-5484
Toronto Local and International:	416-340-2217
Toll Free (UK):	00-80042228835
Passcode:	3980511#
Webcast:	www.yamana.com

Conference Call Replay

Toll Free (North America):	1-800-408-3053
Toronto Local and International:	905-694-9451
Toll Free (UK):	00-80033663052
Passcode:	6251607#

The conference call replay will be available from 12:00 p.m. ET on April 28, 2022, until 11:59 p.m. ET on May 28, 2022.

Qualified Persons

Scientific and technical information contained in this news release has been reviewed and approved by Sébastien Bernier (P. Geo and Senior Director, Reserves and Resources). Sébastien Bernier is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Yamana

Yamana is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

FTI Consulting (UK Public Relations)
Sara Powell / Ben Brewerton
+44 7931 765 223 / +44 203 727 1000
Email: Yamana.gold@fticonsulting.com

Credit Suisse (Joint UK Corporate Broker)
Ben Lawrence / David Nangle
Telephone: +44 (0) 20 7888 8888

Joh. Berenberg Gossler & Co. KG (Joint UK Corporate Broker)
Matthew Armitt / Jennifer Wyllie / Detlir Elezi
Telephone: +44 (0) 20 3207 7800

Peel Hunt LLP (Joint UK Corporate Broker)
Ross Allister / David McKeown / Alexander Allen
Telephone: +44 (0) 20 7418 8900

END NOTES

(1)	This is a non-GAAP financial performance measure. Refer to the Non-GAAP Financial Performance Measures section at the end of this news release.

(2)	GEO is calculated as the sum of gold ounces and the gold equivalent of silver ounces using a ratio of 78.29 for the three months ended March 31, 2022, and 68.84 for the three months ended March 31, 2021. GEO calculations for actuals are based on an average market gold to silver price ratio for the relevant period. Guidance and forward-looking GEO assumes gold ounces plus the equivalent of silver ounces using a ratio of 72.00.

(3)	Net earnings and adjustments to net earnings represent amounts attributable to Yamana Gold Inc. equity holders.

(4)	Calculated on a 200,000 exposure hour basis, including employees and contractors.

(5)	Vaccination rates are exclusive of Canadian Malartic, in which we hold a 50% interest. Vaccination rates at Canadian Malartic are in line with the high Abitibi-Témiscamingue regional rates.

(6)	Cash balances include $218.3 million available for utilization by the MARA Project.

(7)	In the prior year, standby and other incremental costs associated with the COVID-19 pandemic were presented in the financial statement line item "Temporary suspension, standby and other incremental COVID-19 costs" on the Statement of Operations in the Company’s Consolidated Financial Statements. During the first quarter of 2022, the Company considered that such costs would be presented in the financial statement line item "Cost of sales excluding depletion, depreciation and amortization" going forward, and included in the calculation of "Gross Margin excluding depletion, depreciation and amortization". Comparatives have been reclassified to conform to the change of presentation adopted in the current period, with the $8.2 million of COVID-19 related costs incurred in the three months ended March 31, 2021 reclassified from "Temporary suspension, standby and other incremental COVID-19 costs" to "Cost of sales excluding depletion, depreciation and amortization". This change also affected the prior year calculation of the GAAP metrics “Total Cost of Sales per GEO Sold” and “Cost of Sales excluding DDA per GEO sold”, both of which have been recalculated based on the inclusion of standby and other incremental COVID-19 costs being included in the numerator. This change did not affect the calculation of prior year non-GAAP metrics “Cash costs per GEO sold” and “AISC per GEO sold”, as the Company’s policy is for standby and other incremental COVID-19 costs to be excluded from the calculation of such metrics. The "Temporary suspension, standby and other incremental COVID-19 costs" financial statement line item has been renamed "Temporary suspension costs" to reflect the fact that COVID-19 related costs are no longer included in this cost account.

(8)	Copper equivalent metal includes copper with gold, molybdenum, and silver converted to copper-equivalent metal based on the following metal price assumptions: $6,614 per tonne of copper, $1,250 per ounce for gold, $24,250 per tonne for molybdenum, and $18.00 per ounce for silver.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans, expectations, beliefs, including future financial or operating performance, results of feasibility studies, repayment of debt or updates regarding mineral reserves and mineral resources, updates regarding the Company's mines and exploration plans, belief's in connection with the NCIB, health, safety and sustainability goals, and project construction and development plans. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver, copper and zinc), currency exchange rates (such as the Canadian Dollar, the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risks associated with infectious diseases, including COVID-19, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES
This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC”). For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-GAAP financial performance measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

  Cash Costs per GEO sold;
  All-in Sustaining Costs per GEO sold;
  Net Free Cash Flow and Free Cash Flow Before Dividends and Debt Repayment
  Average Realized Price per ounce of gold/silver sold; and
  Adjusted Net Earnings and Adjusted Net Earnings per Share

The Company believes that these financial performance measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable.

GEO PRODUCTION AND SALES

Production and sales of silver are treated as a gold equivalent in determining a combined precious metal production or sales unit, commonly referred to as gold equivalent ounces ("GEO"). Specifically, guidance GEO produced are calculated by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production. Actual GEO production and sales calculations are based on an average realized gold to silver price ratio for the relevant period.

CASH COSTS AND ALL-IN SUSTAINING COSTS

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities.

The measure of cash costs and all-in sustaining costs ("AISC"), along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial performance measure. The terms "cash costs per GEO sold" and "AISC per GEO sold" do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar non-GAAP financial performance measures employed by other companies. Non-GAAP financial performance measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs. The Company believes that such measure provides useful information about its underlying Cash costs of operations. Cash costs are computed on a weighted average basis as follows:

  Cash costs per GEO sold - The total costs used as the numerator of the unitary calculation represent cost of sales excluding DDA and standby and other incremental COVID-19 costs, net of treatment and refining charges. The attributable cost is calculated net of by-products by applying zinc net revenues, which are incidental to the production of precious metals, as a credit to GEO sold, thereby allowing the Company’s management and stakeholders to assess net costs of precious metal sales. These costs are then divided by GEO sold.

AISC figures are calculated in accordance with a standard developed by the World Gold Council (“WGC”, a non-regulatory, market development organization for the gold industry). Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

AISC seeks to represent total sustaining expenditures of producing and selling GEO from current operations. The total costs used as the numerator of the unitary calculation represent cash costs (as defined above), and includes cost components of mine sustaining capital expenditures including stripping and underground mine development, corporate and mine-site general and administrative expense, sustaining mine-site exploration and evaluation expensed and capitalized and accretion and amortization of reclamation and remediation. AISC does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, borrowing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of AISC does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods. AISC are computed on a weighted average basis as follows:

  AISC per GEO sold - reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost components to the GEO production and sales activities but net of by-product revenue credits from sales of zinc.

Reconciliation of Total Cost of Sales to Cash Costs and AISC

Cash Cost & AISC Reconciliation - Total	For the three months ended March 31, 2022			For the three months ended March 31, 2021
(In millions of US Dollars except GEO sold and per GEO sold amounts)	Total	Total GEO	Non-Sustaining	Total	Total GEO	Non-Sustaining
Cost of sales excluding DDA(7)	$179.2	$179.2	$—	$172.1	$172.1	$—
DDA	108.7	108.7	—	100.4	100.4	—
Total cost of sales(7)	$287.9	$287.9	$—	$272.5	$272.5	$—
DDA	(108.7)	(108.7)	—	(100.4)	(100.4)	—
Standby and other incremental COVID-19 costs(7)	(4.7)	(4.7)	—	(8.2)	(8.2)	—
Total cash costs	$174.5	$174.5	$—	$163.9	$163.9	$—
AISC adjustments:
General and administrative expenses	23.1	23.1	—	18.3	18.3	—
Community costs in other operating expenses	1.8	1.8	—	1.3	1.3	—
Reclamation & remediation - accretion & amortization	9.1	6.6	2.4	8.1	6.3	1.8
Exploration capital expenditures	15.8	7.7	8.1	15.9	8.1	7.8
Exploration and evaluation expenses	5.0	0.7	4.3	6.1	0.6	5.5
Sustaining capital expenditures	36.2	36.2	—	42.3	42.3	—
Leases (IFRS 16 Adjustment)	7.0	7.0	—	4.7	4.7	—
Total AISC		$257.6			$245.5
GEO sold(2)		237,610			234,735

Cost of sales excluding DDA per GEO sold(7)		$754			$733
DDA per GEO sold		$458			$428
Total cost of sales per GEO sold(7)		$1,212			$1,161
Cash costs per GEO sold		$734			$698
AISC per GEO sold		$1,084			$1,045

Cash Cost & AISC Reconciliation - Operating Segments	For the three months ended March 31, 2022
(In millions of US Dollars except GEO sold and per GEO sold amounts)	Total	Canadian Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corporate & Non-Sustaining
Cost of sales excluding DDA	$179.2	$61.8	$26.0	$40.8	$37.4	$13.2	$—
DDA	108.7	41.8	14.1	20.6	18.8	11.0	2.4
Total cost of sales	$287.9	$103.6	$40.1	$61.4	$56.2	$24.2	$2.4
DDA	(108.7)	(41.8)	(14.1)	(20.6)	(18.8)	(11.0)	(2.4)
Standby and other incremental COVID-19 costs	(4.7)	(0.5)	(1.3)	(1.1)	(1.6)	(0.2)	—
Total cash costs	$174.5	$61.3	$24.7	$39.7	$35.8	$13.0	$—
AISC adjustments:
General and administrative expenses	23.1	0.9	0.2	—	—	—	22.0
Community costs in other operating expenses	1.8	0.2	—	1.5	—	—	0.1
Reclamation & remediation - accretion & amortization	9.1	3.9	0.6	0.4	0.5	1.0	2.7
Exploration capital expenditures	15.8	—	2.1	1.4	2.6	1.6	8.1
Exploration and evaluation expenses	5.0	0.1	—	—	—	—	4.9
Sustaining capital expenditures	36.2	9.3	4.5	8.8	10.3	3.0	0.3
Leases (IFRS 16 Adjustment)	7.0	0.1	2.7	1.3	1.4	0.9	0.6
Total AISC		$75.8	$34.8	$53.1	$50.6	$19.5
GEO sold(2)		78,314	46,690	47,368	50,658	14,580
Cost of sales excluding DDA per GEO sold		$789	$557	$861	$737	$907
DDA per GEO sold		$534	$302	$434	$371	$755
Total cost of sales per GEO sold		$1,323	$859	$1,295	$1,108	$1,662
Cash costs per GEO sold		$782	$530	$837	$706	$893
AISC per GEO sold		$967	$747	$1,122	$996	$1,341

Cash Cost & AISC Reconciliation - Operating Segments	For the three months ended March 31, 2021
(In millions of US Dollars except GEO sold and per GEO sold amounts)	Total	Canadian Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corporate & Non-Sustaining
Cost of sales excluding DDA(7)	$172.1	$53.1	$27.9	$32.1	$37.5	$21.5	$—
DDA	100.4	41.8	11.6	13.3	20.0	11.4	2.3
Total cost of sales(7)	$272.5	$94.9	$39.5	$45.4	$57.5	$32.9	$2.3
DDA	(100.4)	(41.8)	(11.6)	(13.3)	(20.0)	(11.4)	(2.3)
Standby and other incremental COVID-19 costs(7)	(8.2)	(0.6)	(0.3)	(4.8)	(1.4)	(1.1)	—
Total cash costs	$163.9	$52.5	$27.6	$27.3	$36.1	$20.4	$—
AISC adjustments:
General and administrative expenses	18.3	0.8	0.1	—	—	—	17.4
Community costs in other operating expenses	1.3	0.1	0.1	1.0	—	—	0.1
Reclamation & remediation - accretion & amortization	8.1	3.6	0.4	0.5	0.5	1.2	1.9
Exploration capital expenditures	15.9	—	1.2	1.8	3.9	1.1	7.9
Exploration and evaluation expenses	6.1	—	—	—	—	—	6.1
Sustaining capital expenditures	42.3	19.6	2.7	6.9	9.1	4.0	—
Leases (IFRS 16 Adjustment)	4.7	0.2	1.0	1.3	1.1	0.7	0.4
Total AISC		$76.8	$33.1	$38.8	$50.7	$27.3
GEO sold(2)		88,193	42,959	34,876	46,009	22,698
Cost of sales excluding DDA per GEO sold(7)		$602	$649	$922	$815	$948
DDA per GEO sold		$474	$269	$382	$435	$501
Total cost of sales per GEO sold(7)		$1,076	$918	$1,304	$1,250	$1,449
Cash costs per GEO sold		$595	$643	$784	$785	$898
AISC per GEO sold		$871	$770	$1,114	$1,103	$1,203

NET FREE CASH FLOW AND FREE CASH FLOW BEFORE DIVIDENDS AND DEBT REPAYMENTS

The Company uses the financial measures "Net Free Cash Flow" and "Free Cash Flow Before Dividends and Debt Repayment", which are non-GAAP financial performance measures, to supplement information in its Consolidated Financial Statements. Net Free Cash Flow and Free Cash Flow do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash or to meet dividends and debt repayments. The presentation of Net Free Cash Flow and Free Cash Flow are not meant to be substitutes for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Net Free Cash Flow is calculated as cash flows from operating activities adjusted for advance payments received pursuant to metal purchase agreements, non-discretionary expenditures from sustaining capital expenditures and interest paid related to the current period. Free Cash Flow further deducts remaining capital expenditures and payments for lease obligations. Reconciliations of Net Free Cash Flow and Free Cash Flow are provided below.

	Three months ended March 31
(In millions of United States Dollars)	2022	2021
Cash flows from operating activities	$151.7	$160.2
Adjustments to operating cash flows:
Amortization of deferred revenue	1.9	7.5
Standby and other incremental COVID-19 costs(7)	4.7	8.2
Temporary suspension costs	5.7	—
Non-discretionary items related to the current period
Sustaining capital expenditures	(36.2)	(42.3)
Interest paid	(8.7)	(5.1)
Payment of lease liabilities	(5.5)	(3.5)
Cash used in other financing activities	(1.8)	(1.5)
Net free cash flow	$111.8	$123.5
Discretionary and other items impacting cash flow available for dividends and debt repayments
Expansionary and exploration capital expenditures	(58.0)	(37.9)
Cash used in other investing activities	(19.0)	(9.3)
Effect of foreign exchange of non-USD denominated cash	(0.1)	(0.3)
Free cash flow before dividends and debt repayments	$34.7	$76.0

AVERAGE REALIZED METAL PRICES

The Company uses the financial measures "average realized gold price" and "average realized silver price", which are non-GAAP financial performance measures, to supplement in its Consolidated Financial Statements. Average realized price does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal price represents the sale price of the underlying metal before deducting treatment and refining charges, and other quotational and pricing adjustments. Average realized prices are calculated as the revenue related to each of the metals sold, i.e. gold and silver, divided by the quantity of the respective units of metals sold, i.e. gold ounce and silver ounce. Reconciliations of average realized metal prices to revenue are provided below.

Reconciliation of average realized metal prices to revenue

For the three months ended March 31,	2022				2021
	Quantity sold		Revenue per ounce/ pound	Revenue (In millions of US Dollars)	Quantity sold		Revenue per ounce/ pound	Revenue (In millions of US Dollars)
Gold	207,328	oz	$1,878	$389.3	203,539	oz	$1,793	$365.0
Silver	2,366,551	oz	$22.23	52.6	2,130,185	oz	$26.78	57.0
Revenue				$441.9				$422.0

For the three months ended March 31,	2022				2021
	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)
Gold	207,328	oz	$1,878	$389.3	203,539	oz	$1,793	$365.0

Silver	1,988,463	oz	$24.20	48.1	1,794,486	oz	$26.21	47.0
Silver subject to metal sales agreement*	378,088	oz	$20.97	7.9	335,699	oz	$22.68	7.6
	2,366,551	oz	$23.69		2,130,185	oz	$25.66
Gross revenue				$445.3				$419.6
(Deduct) add:
Deferred revenue adjustment**				(3.5)				2.4
Revenue				$441.9				$422.0

*Balance represents metal sold under the metal sales agreement.
**Consideration from the Company's metal sales agreement is considered variable. Revenue can be subject to cumulative adjustments when the number of ounces to be delivered under the agreement changes. During the three months ended March 31, 2022 and 2021, the Company recognized an adjustment to revenue and finance costs due to a change in the Company's reserve and resource estimates, and therefore, the number of ounces expected to be delivered under the life of the agreement.

ADJUSTED NET EARNINGS OR LOSS AND ADJUSTED NET EARNINGS OR LOSS PER SHARE

The Company uses the financial measures “Adjusted Net Earnings or Loss” and the non-GAAP ratio “Adjusted Net Earnings or Loss per share” to supplement information in its Consolidated Annual Financial Statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures and ratios are not meant to be a substitute for Net Earnings or Loss or Net Earnings or Loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Net Earnings or Loss and Adjusted Net Earnings or Loss per share are calculated as net earnings excluding non-recurring items, items not related to or having a disproportionate effect on results for a particular periods and/or not directly related to the core mining business such as (a) share-based payments and other compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on derivatives, (e) impairment losses and reversals on mineral interests and other assets, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) mark-to-market (gains) losses on other assets, (h) one-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates, (i) reorganization costs, (j) non-recurring provisions, (k) (gains) losses on sale of assets, (l) any other non-recurring adjustments and the tax impact of any of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance.

The terms “Adjusted Net Earnings or Loss” and “Adjusted Net Earnings or Loss per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management uses these measures for internal valuation of the core mining performance for the period and to assist with planning and forecasting of future operations. Management believes that the presentation of Adjusted Net Earnings or Loss and Adjusted Net Earnings or Loss per share provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future periods' results and/or not directly related to the core mining business and are a better indication of the Company’s profitability from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted Net Earnings or Loss and Adjusted Net Earnings or Loss per share, which are otherwise included in the determination of Net Earnings or Loss and Net Earnings or Loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability. A reconciliation of Net Earnings to Adjusted Net Earnings is included earlier in this news release

(All amounts are expressed in United States Dollars unless otherwise indicated.)